Condensed Consolidated Income Statement for the
6 months ended 30 June 2009

						2008	2008
	Notes	2009 Half Year Underlying unaudited £m	2009 Half Year Non-underlying unaudited £m	2009 Half Year Total unaudited £m	2008 Half Year Underlying re-presented unaudited £m	Half Year Non-underlying re-presented unaudited £m	Half Year Total re-presented unaudited £m	2008 Full Year Total £m

Continuing Operations
Revenue		2,767	-	2,767	2,440	-	2,440	5,384
Trading costs		(2,448)	(14)	(2,462)	(2,203)	(23)	(2,226)	(4,803)
Restructuring costs	2	-	(105)	(105)	-	(70)	(70)	(194)
Non-trading items	3	-	1	1	-	(6)	(6)	1
Profit from operations		319	(118)	201	237	(99)	138	388
Share of result in associates		3	-	3	4	-	4	10

Profit before financing and taxation		322	(118)	204	241	(99)	142	398
Investment revenue	4	18	-	18	28	-	28	52
Finance costs	5	(78)	(32)	(110)	(57)	21	(36)	(50)

Profit before taxation		262	(150)	112	212	(78)	134	400
Taxation	6	(73)	40	(33)	(62)	88	26	(30)

Profit for the period from continuing operations		189	(110)	79	150	10	160	370
Discontinued operations
Profit/(loss) for the period from discontinued operations	9	2	232	234	87	(134)	(47)	(4)

Profit for the period		191	122	313	237	(124)	113	366

Attributable to:
Equity holders of the parent		191	122	313	237	(124)	113	364
Minority interests		-	-	-	-	-	-	2

		191	122	313	237	(124)	113	366

Earnings per share
from continuing and discontinued operations
Basic	8	14.1p		23.1p	12.6p		6.0p	22.6p
Diluted	8	14.1p		23.1p	12.5p		6.0p	22.6p
From continuing operations
Basic	8	13.9p		5.8p	8.0p		8.5p	22.8p
Diluted	8	13.9p		5.8p	7.9p		8.5p	22.8p

In accordance with IFRS 5, the 2008 half year Income Statement, Statement of Recognised Income and Expense and related notes have been re-presented following the disposal of Australia Beverages (see Note 9).

Condensed Consolidated Statement of Recognised Income and Expense for the 6 months ended 30 June 2009

	2009	2008	2008
Half Year		Half Year	Full Year
unaudited		re-presented	£ m
£munaudited
		£ m

Currency translation differences (net of tax)	(431)	108	580
Actuarial losses on post retirement benefit obligations (net of tax)	(190)	(122)	(291)
Net (expense)/income recognised directly in equity	(621)	(14)	289
Profit for the period from continuing operations	79	160	370
Profit/(loss) for the period from discontinued operations	234	(47)	(4)
Total recognised income and expense for the period	(308)	99	655

Attributable to:
Equity holders of the parent	(308)	99	653
Minority interests	-	—	2

	(308)	99	655

Condensed Consolidated Balance Sheet at 30 June 2009

	Notes	2009			2008	2008
Half Year					Half Year	Full Year
unaudited					re-presented[1]	re-presented[1]
		£	m		unaudited	£ m
					£ m

ASSETS
Non-current assets
Goodwill			2,081		1,945	2,288
Acquisition intangibles			1,457		1,358	1,598
Software and other intangibles			103		88	87
Property, plant and equipment	11		1,659		1,559	1,761
Investment in associates			31		31	28
Deferred tax assets			220		107	181
Retirement benefit asset			-		87	17
Trade and other receivables			42		33	28
Other investments			2		16	2
			5,595		5,224	5,990
Current assets
Inventories			849		789	767
Short-term investments	13		98		200	108
Trade and other receivables			923		839	1,067
Tax recoverable			46		25	35
Cash and cash equivalents	13		266		285	390
Derivative financial instruments			120		18	268
			2,302		2,156	2,635
Assets held for sale			2		3	270

TOTAL ASSETS			7,899		7,383	8,895

LIABILITIES
Current liabilities
Trade and other payables			(1,345)		(1,293)	(1,551)
Tax payable				(181)	(239)	(328)
Short term borrowings and overdrafts	13		(729)		(1,054)	(1,189)
Short term provisions				(163)	(92)	(150)
Obligations under finance leases	13		(1)		(1)	(1)
Derivative financial instruments				(90)	(26)	(169)
			(2,509)		(2,705)	(3,388)

Non-current liabilities
Trade and other payables				(25)	(30)	(61)
Borrowings	13		(1,396)		(1,128)	(1,194)
Retirement benefit obligation				(482)	(105)	(275)
Tax payable				(10)	(32)	(6)
Deferred tax liabilities				(155)	(198)	(121)
Long term provisions				(234)	(168)	(218)
Obligations under finance leases	13		(1)		(2)	(1)
			(2,303)		(1,663)	(1,876)
Liabilities associated with assets classified as held for sale			-		—	(97)
TOTAL LIABILITIES			(4,812)		(4,368)	(5,361)

NET ASSETS			3,087		3,015	3,534

EQUITY
Share capital	12		137		136	136
Share premium account			60		15	38
Other reserves			413		380	850
Retained earnings			2,470		2,475	2,498

Equity attributable to equity holders of the parent			3,080		3,006	3,522
Minority interest			7		9	12
TOTAL EQUITY			3,087		3,015	3,534

[1]	The prior period balance sheet, cash flow statement and related notes have been re-presented to reclassify certain amounts between cash and cash equivalents and short term investments (see note 1).

Condensed Consolidated Cash Flow Statement for the
6 months ended 30 June 2009

	Notes	2009		2008	2008
Half Year				Half Year	Full Year
unaudited				re-presented[1]	re-presented[1]
		£	m	unaudited	£ m
				£ m

Net cash (outflow)/inflow from operating activities	14		(130)	(2)	469
Investing activities
Dividends received from associates			-	—	10
Proceeds on disposal of property, plant and equipment			6	4	18
Purchases of property, plant & equipment and software			(167)	(218)	(500)
Americas Beverages separation costs paid			-	(60)	(107)
Americas Beverages net cash and cash equivalents demerged			-	(63)	(67)
Acquisitions of businesses and associates			(11)	14	16
Sale of investments, associates and subsidiary undertakings			532	51	48
Overdraft/(cash) removed on disposal			2	(4)	(4)

Acquisitions and disposals			523	61	60
Movement in equity investments and money market deposits			8	(121)	(29)
Net cash generated from/(used in) investing activities			370	(397)	(615)
Net cash inflow/(outflow) before financing activities			240	(399)	(146)
Financing activities
Dividends paid			(148)	(222)	(295)
Capital element of finance leases repaid			-	(21)	(21)
Proceeds on issues of ordinary shares			23	32	58
Net movement of shares held under Employee Trust			(12)	1	12
Proceeds of new borrowings			3,242	2,846	4,382
Borrowings repaid			(3,389)	(2,410)	(4,167)
Net cash (used in)/generated from financing activities			(284)	226	(31)
Net decrease in cash and cash equivalents			(44)	(173)	(177)
Opening net cash and cash equivalents – total Group			238	372	372
Effect of foreign exchange rates			(6)	4	43
Closing net cash and cash equivalents			188	203	238

[1]	The prior period balance sheet, cash flow statement and related notes have been re-presented to reclassify certain amounts between cash and cash equivalents and short term investments (see note 1).

Net cash and cash equivalents in the continuing Group include overdraft balances of £78 million (HY08: £82 million, FY08: £152 million). There are no cash and cash equivalents included in assets held for sale.

Condensed Consolidated Statement of Changes in Equity for the 6 months ended 30 June 2009

		Share		Capital		Hedging and	Acquisition
	Share	capital	Share	redemption	Demerger	Translation	reval’n	Retained
	capital	beverages	premium	reserve	Reserve	reserve	reserve	earnings	Total
	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£	m

At 1 January 2008	264	—	1,225	90	—	(139)	45	2,677		4,162
Recognised income and expense for the	—	—	—	—	—	108	—	(9)		99
period
Unwind of acquisition revaluation reserve	—	—	—	—	—	—	(3)	3		—
Credit from share based payment and	—	—	—	—	—	—	—	10		10
movement in own shares
Shares issued – Cadbury Schweppes plc	1	—	15	—	—	—	—	—		16
Dividends paid	—	—	—	—	—	—	—	(222)		(222)
Scheme of arrangement	6,765	3,805	—	—	(10,570)	—	—	—		—
Capital reduction	(6,630)	(3,805)	—	—	10,435	—	—	—		—
Elimination of Cadbury Schweppes plc	(265)		(1,240)	(90)	1,637	—	(42)	—		—
reserves
Demerger of Americas Beverages	—	—	—	—	(1,091)	—	—	—		(1,091)
Transfer of own shares in DPSG to	—	—	—	—	—	—	—	16		16
investment
Shares issued – Cadbury plc	1	—	15	—	—	—	—	—		16

At 30 June 2008 (unaudited)	136	—	15	—	411	(31)	—	2,475		3,006

Recognised income and expense for the	—	—	—	—	—	472	—	82		554
period
Credit from share based payment and	—	—	—	—	—	—	—	14		14
movement in own shares
Demerger of Americas Beverages	—	—	—	—	(2)	—	—	—		(2)
Dividends paid	—	—	—	—	—	—	—	(73)		(73)
Shares issued – Cadbury plc	—	—	23	—	—	—	—	—		23

At 31 December 2008	136	—	38	—	409	441	—	2,498		3,522

Recognised income and expense for the	—	—	—	—	—	(431)	—	123		(308)
period
Credit from share based payment and	—	—	—	—	—	—	—	(6)		(6)
movement in own shares
Disposal of Australia Beverages	—	—	—	—	—	(6)	—	—		(6)
Acquisition of minority interest	—	—	—	—	—	—	—	3		3
Dividends paid	—	—	—	—	—	—	—	(148)		(148)
Shares issued – Cadbury plc	1	—	22	—	—	—	—	—		23

At 30 June 2009 (unaudited)	137	—	60	—	409	4	—	2,470		3,080

Segmental Reporting
Business segment analysis

	Reported measures			Segment measures
2009 Half Year	Revenue	Profit/(loss) from	Operating	Revenue	Underlying	Underlying
(unaudited)	£m	operations	margin	£m	profit from	margin
		£m	%		operations	%
					£m
Britain and Ireland	635	39	6.1	635	79	12.4
Middle East and Africa	211	21	10.0	211	22	10.4
Europe	507	(34)	(6.7)	507	26	5.1
North America	648	129	19.9	648	135	20.8
South America	213	43	20.2	213	42	19.7
Pacific	352	47	13.4	352	47	13.4
Asia	198	20	10.1	198	20	10.1

	2,764	265	9.6	2,764	371	13.4
Central	3	(64)	n/a	3	(52)	n/a

Profit from operations	2,767	201	7.3	2,767	319	11.5

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
			amortisation	Reversal of		Underlying
	Reported	Reversal of	and impairment of	non-trading		profit from
2009 Half Year	Performance	restructuring costs	intangibles	items	IAS 39 adjustment	operations
(unaudited)	£m	£m	£m	£m	£m	£m
Britain and Ireland	39	29	—	—	11	79
Middle East and Africa	21	1	—	—	—	22
Europe	(34)	54	1	—	5	26
North America	129	2	1	—	3	135
South America	43	1	—	—	(2)	42
Pacific	47	6	—	(1)	(5)	47
Asia	20	—	—	—	—	20
Central	(64)	12	—	—	—	(52)

Profit from operations	201	105	2	(1)	12	319
Share of result in associates	3	—	—	—	—	3
Financing	(92)	2	—	8	22	(60)

Profit before taxation	112	107	2	7	34	262

Reconciliation from reported to underlying earnings & earnings per share

2009 Half year	Earnings			Earnings per share
(unaudited)	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	pence	pence	pence
Reported	79	234	313	5.8	17.3	23.1
Reversal of:
Restructuring costs*	107	—	107	7.9	—	7.9
Amortisation and impairment of intangibles	2	—	2	0.1	—	0.1
Non-trading items	7	—	7	0.5	—	0.5
Profit on disposal	—	(301)	(301)	—	(22.2)	(22.2)
IAS 39 adjustment	34	1	35	2.5	0.1	2.6
Tax effect on the above**	(40)	68	28	(2.9)	5.0	2.1
Underlying	189	2	191	13.9	0.2	14.1

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

*	Restructuring costs are made up of £105 million for continuing operations and £2 million relating to the unwind of discounts on provisions recognised within continuing financing costs.

**	Also includes tax arising on certain intra-Group reorganisations and disposals (Note 8) and other non-underlying tax items (Note 6).

Segmental Reporting
Business segment analysis

	Reported measures			Segmental measures
2008 Half Year	Revenue	Profit from	Operating	Revenue	Underlying	Underlying
(re-presented1)	£m	operations	margin	£m	profit from	margin
unaudited		£m	%		operations	%
					£m
Britain and Ireland	565	20	3.5	565	58	10.3
Middle East and Africa	168	9	5.4	168	10	6.0
Europe	496	17	3.4	496	35	7.1
North America	553	102	18.4	553	108	19.5
South America	196	37	18.9	196	37	18.9
Pacific	304	34	11.2	304	39	12.8
Asia	154	11	7.1	154	11	7.1
	2,436	230	9.4	2,436	298	12.2
Central	4	(92)	n/a	4	(61)	n/a

Profit from operations	2,440	138	5.7	2,440	237	9.7

[1]	The Group has re-presented its segmental analysis for the comparative 2008 financial information to represent the new Business Unit structure to reflect the way the Chief Operating Decision Maker reviews the results of the operating segments.

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
			amortisation	Reversal of		Underlying
2008 Half Year	Reported	Reversal of	and impairment of	non-trading		profit from
(re-presented)	Performance	restructuring costs	intangibles	items	IAS 39 adjustment	operations
unaudited	£m	£m	£m	£m	£m	£m
Britain and Ireland	20	12	—	7	19	58
Middle East and Africa	9	1	—	—	—	10
Europe	17	16	1	—	1	35
North America	102	4	1	—	1	108
South America	37	2	—	(1)	(1)	37
Pacific	34	4	—	—	1	39
Asia	11	—	—	—	—	11
Central	(92)	31	—	—	—	(61)

Profit from operations	138	70	2	6	21	237
Share of result in associates	4	—	—	—	—	4
Financing	(8)	—	—	—	(21)	(29)

Profit before taxation	134	70	2	6	—	212

Reconciliation from reported to underlying earnings and earnings per share

2008 Half year	Earnings			Earnings per share
(re-presented)	Continuing	Discontinued	Total	Continuing	Discontinued	Total
unaudited	£m	£m	£m	pence	pence	pence
Reported	160	(47)	113	8.5	(2.5)	6.0
Reversal of:
Restructuring costs*	70	4	74	3.8	0.2	4.0
Amortisation and impairment of intangibles	2	8	10	0.1	0.4	0.5
Non-trading items	6	(1)	5	0.3	—	0.3
Demerger/Disposal costs***	—	116	116	—	6.2	6.2
IAS 39 adjustment	—	(4)	(4)	—	(0.3)	(0.3)
Tax effect on the above items**	(88)	11	(77)	(4.7)	0.6	(4.1)
Underlying	150	87	237	8.0	4.6	12.6

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

*	Restructuring costs are made up of £70 million for continuing operations and £4 million for discontinued operations.

**	Also includes tax arising on certain intra-Group reorganisations – see Note 8.

***	Includes £18 million of non-underlying financing fees associated with the demerger.

Segmental Reporting
Business segment analysis

	Reported measures			Segment measures
2008 Full Year	Revenue	Profit from	Operating	Revenue	Underlying	Underlying
(re-presented1)	£m	operations	margin	£m	profit from	margin
		£m	%		operations	%
					£m
Britain and Ireland	1,269	81	6.4	1,269	139	11.0
Middle East and Africa	376	26	6.9	376	34	9.0
Europe	1,097	44	4.0	1,097	115	10.5
North America	1,201	218	18.2	1,201	231	19.2
South America	430	78	18.1	430	84	19.5
Pacific	664	72	10.8	664	106	16.0
Asia	338	34	10.1	338	37	10.9

	5,375	553	10.3	5,375	746	13.9
Central	9	(165)	n/a	9	(108)	n/a

Profit from operations	5,384	388	7.2	5,384	638	11.9

[1]	The Group has re-presented its segmental analysis for the comparative 2008 financial information to represent the new Business Unit structure to reflect the way the Chief Operating Decision Maker reviews the results of the operating segments.

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
			amortisation	Reversal of		Underlying
	Reported	Reversal of	and impairment of	non-trading		profit from
2008 Full Year	Performance	restructuring costs	intangibles	items	IAS 39 adjustment	operations
(re-presented)	£m	£m	£m	£m	£m	£m
Britain and Ireland	81	14	—	9	35	139
Middle East and Africa	26	7	—	—	1	34
Europe	44	63	2	—	6	115
North America	218	11	2	(4)	4	231
South America	78	7	—	(1)	—	84
Pacific	72	29	—	(2)	7	106
Asia	34	3	—	—	—	37
Central	(165)	60	—	(3)	—	(108)

Profit from operations	388	194	4	(1)	53	638
Share of result in associates	10	—	—	—	—	10
Financing	2	3	—	—	(94)	(89)

Profit before taxation	400	197	4	(1)	(41)	559

Reconciliation from reported to underlying earnings and earnings per share

2008 Full Year	Earnings			Earnings per share
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	pence	pence	pence
Reported	368	(4)	364	22.8	(0.2)	22.6
Reversal of:
Restructuring costs*	197	6	203	12.2	0.4	12.6
Amortisation and impairment of intangibles	4	8	12	0.2	0.5	0.7
Non-trading items	(1)	(1)	(2)	—	(0.1)	(0.1)
Demerger costs/Disposal costs ***	—	122	122	—	7.5	7.5
IAS 39 adjustment	(41)	(5)	(46)	(2.5)	(0.3)	(2.8)
Tax effect on the above**	(126)	(42)	(168)	(7.8)	(2.6)	(10.4)
Underlying	401	84	485	24.9	5.2	30.1

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

*	Restructuring costs are made up of £194 million for continuing operations, £6 million for discontinued operations and £3 million relating to the unwind of discounts on provisions recognised with continuing financing costs.

**	Also includes tax arising on certain intra-Group reorganisations – see Note 8.

***	Includes £18 million of non-underlying financing fees associated with the demerger.

1. GENERAL INFORMATION AND ACCOUNTING POLICIES

(a) The financial information included within the half year financial report has been prepared using accounting policies including presentation consistent with International Financial Reporting Standards (IFRSs) as issued by the IASB and endorsed by the European Union. The condensed set of financial statements included in this half year financial report has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, as issued by the IASB and adopted by the European Union.

The interim condensed consolidated information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements of Cadbury plc for the year ended 31 December 2008 which are available on the Group’s website www.cadbury.com except for the following standards and interpretations, effective for the first time in the current financial year. The following standards and interpretations, issued by the IASB or IFRIC, have been adopted by the Group since 1 January 2009 with no significant impact on its consolidated results or financial position:

Amendment to IFRS 1 – First time adoption of International Financial Reporting Standards
Amendment to IFRS 2 – Share-based payments
Amendment to IFRS 7 – Financial Instruments: disclosures
Amendment to IAS 27 – Consolidated and separate financial statements
Amendment to IAS 32 — Financial Instruments: presentation
Amendment to IAS 39 – Financial Instruments: recognition and measurement
IFRIC 13 – Customer loyalty programmes
IFRIC 15 – Arrangements for the construction of real estate
IFRIC 16 – Hedges or a net investment in a foreign operation
IFRIC 18 – Transfers of assets from customers
Amendment to IFRIC 9 – Reassessment of Embedded Derivatives

IAS 1 (Revised) requires the presentation of a statement of changes in equity as a primary statement, separate from the Income Statement and Statement of Recognised Income and Expense. As a result, a condensed consolidated statement of changes in equity has been presented as a primary statement.

The Group has also adopted the amendment to IAS 23 — Borrowing costs, requiring capitalisation of borrowing costs on qualifying capital expenditure incurred on significant projects that commenced after 1 January 2009. The amount of borrowing costs capitalised in the period was not significant.

The Group previously adopted IFRS 8 “Operating Segments”, in advance of its effective date, with effect from 1 January 2008.

Following clarification of the Group’s presentational accounting policy, the Group has reclassified certain amounts between cash and cash equivalents and short term investments to ensure consistency of policy across the Group. This has resulted in the reclassification on the balance sheet and in the cash flow statement of £139 million previously reported as short term investments at 31 December 2008 as cash and cash equivalents, £73 million previously reported as short term investment at 30 June 2008 as cash and cash equivalents and £77 million previously reported as cash and cash equivalents as short term investments at 31 December 2007. There is no impact on net debt, the Group’s measure of liquidity, profit, current assets, total assets, shareholders’ equity and cash flow from operations.

The Group has applied the amendments to IAS 38 “Intangible assets” to its advertising and promotional expenditures effective for annual periods beginning on or after 1 January 2009, including the clarification of when a company recognises expenditure incurred in respect of the supply of goods and of services associated with advertising and promotional expenditure (para 69). As a result, advertising costs will now be recognised upon completion of the service rendered and costs of samples and catalogues will be recognised upon receipt or production of the goods. The Group has considered the need for retrospective application of this amendment but has concluded that this is not necessary on the grounds of materiality. As an illustration, if the amendment had been applied retrospectively re-presented profit from continuing operations for the six months to 30 June 2008 would be £4 million higher, £2 million higher for the year to 31 December 2008 and £2 million higher for the six months to 30 June 2009.

The directors have considered the principal risks and uncertainties affecting the Group and its performance in the second half and determined that those discussed in the Group’s published accounts for the year ended 31 December 2008 remain relevant. These risks include external risks (including competition, customer consolidation and raw material prices); internal risks (including product quality and safety); execution risks (including execution of our Vision into Action programme) and financial risks (including interest rate and foreign currency fluctuations).

(b) Going concern
The Group has considerable financial resources and an advantaged business model that operates across many different customers and suppliers in multiple geographies. As a consequence, the directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook. On the basis of current financial projections and facilities available and after making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they consider that it is appropriate to adopt the going concern basis in preparing the Group’s interim financial statements.

(c) The half yearly financial report is unaudited and was approved by the Board of Directors on 28 July 2009. The financial information for the year ended 2008 does not constitute statutory accounts, as defined in section 435 of the Companies Act 2006. The full year 2008 financial information is derived from the statutory accounts for that year, re-presenting cash and cash equivalents and short term investments (as set out above). A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors reported on those accounts: their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under s498(2) or (3) Companies Act 2006.

(d) Use of underlying measures
Cadbury believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. These measures are used by Cadbury for internal performance analysis and are considered by the Remuneration Committee in determining incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

The adjustments made to reported profit are summarised below:

•	Restructuring costs – the costs incurred by the Group in implementing significant restructuring projects, such as Vision into Action, the major Group-wide efficiency programme in pursuit of the mid-teen margin goal and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. In addition, costs incurred to establish a stand-alone confectionery business have also been classified as restructuring. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business. Where material, restructuring costs are initially recognised after discounting to present value. The subsequent unwind of any discount is reported as a non-underlying finance cost if the associated provision resulted from a non-underlying restructuring cost;

•	Amortisation and impairment of intangibles – under IFRS, the Group continues to amortise certain short-life acquisition intangibles and also recognises, from time to time, impairments of goodwill which have arisen on previous acquisitions. This amortisation and impairment is not considered to be reflective of the underlying trading of the Group. The Group performs a detailed impairment review annually and reviews for indicators of impairment on an interim basis. Management has updated its impairment review at the half-year and there were no significant impairment indicators identified that would result in carrying value exceeding the recoverable amount for either brands or goodwill. The First brand, acquired as part of the Intergum acquisition in 2007, which showed limited headroom at 31 December 2008, has performed in line with management’s expectations in the current period;

•	Non-trading items – as part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside continuing operations. Whilst the income or cost stream of these items is considered to be underlying in value any profit or loss realised on the ultimate disposal is not considered to be an underlying profit item. In addition, the interest charges relating to tax or indemnity provisions arising on demergers and disposals are reported as non-underlying finance costs if the associated provision resulted from a non-underlying charge;

•	IAS 39 adjustments — fair value accounting – under IAS 39, the Group seeks to apply hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge-accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentives and reward success on this basis. The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange, interest rate or commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange, interest rate or commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its underlying performance on the internal measure described above;

•	Exceptional items – certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been classified as exceptional. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying. There are no exceptional items in the current period. In 2008, the exceptional items relate to discontinued operations and hence have been included within loss for the period from discontinued operations and comprise;

Demerger costs – In 2008, the Group incurred significant transaction costs, including one-off financing fees, as a result of the separation of Americas Beverages, which have been classified outside underlying earnings; and

•	Taxation – the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time there may be tax items which as a consequence of their size and nature are excluded from underlying earnings including the tax impact of reorganisations undertaken in preparation for the separation of Americas Beverages, the disposal of Australia Beverages and significant one-off settlements or provision increases in the period (see note 6).

(e) Free cash flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure.

Free cash flow therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for, or are required to be funded by, the payment of dividends to equity shareowners and other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing. A reconciliation of Free Cash Flow from the corresponding IFRS measure is presented in Note 15.

Payments of £18 million in the six months ended 30 June 2008 (FY08: £30 million) made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments were part of a wider pension funding strategy totalling some £190 million in the period from 2005 to 2008. The Group believes that the funding of these pension arrangements was a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and was therefore added back in calculating the Free Cash Flow. The Group will continue this reporting practice in future years. The Group continues to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.

(f) Segmental analysis
From 1 January 2009, the Group was reorganised into seven Business Units. Britain, Ireland, Middle East and Africa (BIMA) was split into two Business Units; Britain & Ireland and Middle East & Africa, Asia Pacific was split into Asia and Pacific, Americas was split into North America and South America and Europe remains unchanged. Business units manage the segments as strategic units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.

(g) Retirement benefit obligations
The Group has updated its accounting for pensions under IAS 19 as at 30 June 2009.  This involved reviewing and updating the assumptions considered appropriate at the 2008 year end including updating for changes in market rates and updating for the actual return on assets.

The £254 million pre-tax actuarial loss recognised in the Statement of Recognised Income and Expense is primarily due to an increase in the UK inflation assumption.

2.	RESTRUCTURING

During the first half of 2009, the continuing Group incurred £105 million (HY08: £70 million, FY08: £194 million) of restructuring costs. The majority of this, £91 million (HY08: £48 million, FY08: £142 million), related to the Group’s Vision into Action programme to drive efficiencies throughout the Group and achieve the Group’s mid-teen margin goal.

Costs of £1 million (HY08: £14 million, FY08: £16 million) relating to the separation of Confectionery from the Americas and Australia Beverages businesses has also been included as restructuring. A further £13 million (HY08: £5 million, FY08: £9 million) has been incurred relating to integration costs associated with previous acquisitions. Restructuring costs relating to discontinued operations are disclosed in note 9.

3.	NON-TRADING ITEMS

During the first half of 2009, the continuing Group recorded a gain from non-trading items of £1 million (HY08: loss of £6 million, FY08: gain of £1 million). This comprises principally of £1 million profit on sale of intellectual property.

4.	INVESTMENT REVENUE

	2009	2008	2008
	unaudited	unaudited	Full Year
	£ m	re-presented	£ m
		£ m

Interest on bank deposits	18	12	25
Post retirement employee benefits	—	16	27
Investment revenue	18	28	52

5.	FINANCE COSTS

	2009	2008	2008
	unaudited	unaudited	Full Year
	£ m	re-presented	£ m
		£ m

Underlying finance costs*	78	57	141
Non underlying finance costs**	32	(21)	(91)

Reported finance costs	110	36	50
Underlying net finance costs	60	29	(89)

*	Includes £3 million financing charge (HY08: £16 million credit, FY08: £27 million credit included within investment revenue) relating to post retirement employee benefits.

**	Comprises £22m charge (HY08: £21 million credit, FY08: £94 million credit) relating to fair value movements and £10 million charge (HY08: £nil, FY08: £3 million) relating to interest on tax and provisions.

6.	TAXATION

	2009	2008	2008
	unaudited	unaudited	Full Year
	£ m	re-presented	£ m
		£ m

UK	18	12	14
Overseas	55	50	142

Underlying taxation	73	62	156
Tax on restructuring costs	(18)	(16)	(55)
Tax on amortisation and impairment of intangibles*	(1)	(191)	(189)
Tax on non-trading items**	—	118	108
Tax on IAS 39 adjustment	(11)	1	10
Other non-underlying tax***	(10)	—	—

Reported taxation	33	(26)	30

*	In 2008, includes the recognition of the deferred tax benefits associated with certain reorganisations carried out in preparation for the demerger of Americas Beverages realised in the continuing Group.

**	Includes the tax costs of certain reorganisations relating to the continuing Group carried out in preparation for the demerger of Americas Beverages.

***	During the year, the Group has progressed tax matters with a number of authorities resulting in a net non-underlying tax credit of £10m consisting of a net £71m credit relating to UK tax matters and a £61m charge relating to tax matters in a number of overseas jurisdictions.

7.	DIVIDENDS

	2009	2008	2008
	unaudited	unaudited	Full Year
	£ m	£ m	£ m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 31 December 2008 of 11.1p (31	148	222	222
December 2007 of 10.5p) per share
Half year dividend for the year ended 31 December 2008 of 5.3p per share	—	—	73
	148	222	295

At 30 June 2009 the 2009 half year dividend of 5.7p per share had not been declared to equity holders and as such was not included as a liability. The expected cash payment in respect of the half year dividend for the half year ended 30 June 2009 is £77 million.

8.	EARNINGS PER SHARE

(a). Basic EPS – Continuing and Discontinued

The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

			Half Year				Full Year
	(unaudited)
	Earnings				EPS		Earnings		EPS
		2009		2008	2009	2008		2008	2008
	£	m	£	m	pence	pence	£	m	pence

Reported – Continuing and Discontinued		313		113	23.1	6.0		364	22.6
Restructuring costs*		107		74	7.9	4.0		203	12.6
Amortisation and impairment of acquisition intangibles		2		10	0.1	0.5		12	0.7
Non-trading items		7		5	0.5	0.3		(2)	(0.1)
Profit on Disposal		(301)		—	(22.2)	—		—	—
Demerger and disposal costs**		—		116	—	6.2		122	7.5
IAS 39 adjustment		35		(4)	2.6	(0.3)		(46)	(2.8)
Effect of tax on above items***		28		(77)	2.1	(4.1)		(168)	(10.4)
Underlying – Continuing and Discontinued		191		237	14.1	12.6		485	30.1

*	Restructuring costs are made up of £105 million (HY08: £70 million, FY08: £194 million) for continuing operations, £nil (HY08: £4 million, FY08: £6 million) for discontinued operations and £2 million (HY08: £nil, FY08: £3 million) relating to the unwind of discounts on provisions recognised within financing costs.

**	Includes £nil (HY08: £18 million, FY08: £18 million) of non-underlying financing fees associated with the demerger.

***	Effect of tax on above items includes £nil (HY08: £34 million, FY08: £39 million) relating to certain reorganisations carried out in preparation for the demerger of Americas Beverages and a £69 million charge (HY08: £nil, FY08: £44 million credit) relating to the disposal of Australia Beverages. In addition, the Group has progressed tax matters with a number of authorities resulting in a net non-underlying tax credit of £10m in 2009 consisting of a net £71m credit relating to UK tax matters and a £61m charge relating to tax matters in a number of overseas jurisdictions.

(b). Diluted EPS – Continuing and Discontinued
Diluted EPS has been calculated based on the reported and underlying earnings amounts above. The diluted reported and underlying earnings are set out below:

	2009	2008	2008
unaudited		unaudited	Full year
pence		pence	pence
Diluted Reported – Continuing and Discontinued	23.1	6.0	22.6
Diluted Underlying – Continuing and Discontinued	14.1	12.5	30.0

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2009	2008	2008
	unaudited	unaudited	Full year
	million	million	million

Average shares used in Basic EPS calculation	1,356	1,875	1,611
Dilutive share options outstanding	1	14	3
Shares used in diluted EPS calculation	1,357	1,889	1,614

(c). Continuing Operations EPS

				Half Year			Full Year
	unaudited
	Earnings			EPS		Earnings		EPS
			2008		2008
		2009	re-presented	2009	re-presented		2008	2008
	£	m	£ m	pence	pence	£	m	pence

Reported – Continuing Operations		79	160	5.8	8.5		368	22.8
Restructuring costs*		107	70	7.9	3.8		197	12.2
Amortisation and impairment of acquisition intangibles		2	2	0.1	0.1		4	0.2
Non-trading items		7	6	0.5	0.3		(1)	—
IAS 39 adjustment		34	—	2.5	—		(41)	(2.5)
Effect of tax on above items**		(40)	(88)	(2.9)	(4.7)		(126)	(7.8)
Underlying – Continuing Operations		189	150	13.9	8.0		401	24.9

*	Restructuring costs is made up of £105 million (HY08: £70 million, FY08: £194 million) for continuing operations and £2 million (HY08: £nil, FY08: £3 million) relating to the unwind of discounts on provisions recognised within financing costs.

**	Effect of tax on above items, includes £nil (HY08: £63 million credit, FY08: £68 million credit) relating to certain reorganisations carried out in preparation of the demerger of Americas Beverages. In addition, the Group has progressed tax matters with a number of authorities resulting in a net non-underlying tax credit of £10m in 2009 consisting of a net £71m credit relating to UK tax matters and a £61m charge relating to tax matters in a number of overseas jurisdictions.

Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. The diluted reported and underlying earnings from continuing operations are set out below:

		2008
	2009	unaudited	2008
	unaudited	re-presented	Full year
	pence	pence	pence

Diluted Reported – Continuing Operations	5.8	8.5	22.8
Diluted Underlying – Continuing Operations	13.9	7.9	24.8

9. DISCONTINUED OPERATIONS

On 7 May 2008, the Group completed the demerger of its Americas Beverages business and on 3 April 2009, the Group completed the disposal of the Australia Beverages business to Asahi Breweries of Japan. In accordance with IFRS 5, “Non-current assets held for sale and discontinued operations” these businesses are classified as discontinued. The 2008 half year comparatives have been re-presented on a consistent basis to present Australia Beverages as a discontinued operation. The results attributed to discontinued operations in 2008 includes an allocation of the Group’s interest charge relating to the debt funding which was demerged with the Americas Beverages business.

(a)	The results of the discontinued operations, which have been included in the consolidated income statement, are as follows:

		2008
	2009	Half Year
	Half Year	unaudited		2008
	unaudited	re-presented	Full Year
	£ m	£ m	£	m
Revenue	102	1,164		1,389

- Americas Beverages	—	951		951
- Australia Beverages	102	213		438

Trading costs	(99)	(1,005)		(1,211)
Restructuring costs	—	(4)		(6)
Non-trading items	—	1		1

Profit from operations	3	156		173

- Americas Beverages	—	146		146
- Australia Beverages	3	10		27

Profit before financing and taxation	3	156		173
Finance costs *	(1)	(45)		(45)

Profit before taxation	2	111		128
Taxation	—	(44)		(63)
Profit on disposal	301	—		—
Disposal and demerger costs	—	(98)		(104)
Tax on profit on disposal, disposal costs and demerger costs	(69)	(16)		35
Net profit/(loss) attributable to discontinued operations	234	(47)		(4)

*	Includes £nil (HY08: £18 million, FY08: £18 million) of non-underlying financing fees associated with the Americas Beverages demerger.

(b)	The major classes of assets and liabilities comprising the Australia Beverages business on disposal are as follows:

Australia
Beverages
3 April
2009
£ m

ASSETS
Non-current assets
Goodwill and acquisition intangibles	19
Software intangibles	13
Property, plant & equipment	114
Deferred tax assets	4
150
Current assets
Inventories	22
Trade and other receivables	68
90
TOTAL ASSETS	240

LIABILITIES
Current liabilities
Trade and other payables	(54)
Short term borrowings and overdrafts	(2)
(56)

Non-current liabilities
Long term provisions	(2)
(2)
TOTAL LIABILITIES	(58)

NET ASSETS	182

(c) Cash flows from discontinued operations included in the consolidated cash flow statement are as follows:

	2009	2008	2008
	Half Year	Half Year	Full Year
	unaudited	Unaudited	£ m
	£ m	re-presented
		£ m

Net cash flows (used in)/from operating activities	(6)	26	33
Net cash flows from/(used in) investing activities	4	(189)	(240)
Net cash flows from financing activities	—	133	133

	(2)	(30)	(74)

10. ACQUISITIONS

2009

During the period from 1 January 2009 to 30 June 2009 the Group made no significant acquisitions.

11. PROPERTY, PLANT AND EQUIPMENT

During the period ended 30 June 2009, the Group purchased property, plant and equipment of £132 million (HY08: £192 million, FY08: £475 million) and disposed of property, plant and equipment with a net book value of £5 million (HY08: £14 million, FY08: £29 million).

12. SHARE CAPITAL AND RESERVES

During the period ended 30 June 2009, 5,126,960 ordinary shares of 10p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 30 June 2009 was £0.5 million. There were no other changes in the issued ordinary share capital of the Company during the six months to 30 June 2009.

13. NET DEBT

The Group’s definition of net debt is shown below:

	2009	2008	2008
	unaudited	unaudited	Full year
	£ m	Re-presented[1]	Re-presented[1]
		£ m	£ m

Short term investments	98	200	108
Cash and cash equivalents	266	285	390
Short term borrowings and overdrafts	(729)	(1,054)	(1,189)
Obligations under finance leases — current	(1)	(1)	(1)
Borrowings – non current	(1,396)	(1,128)	(1,194)
Fair value of interest rate hedging instruments	(11)	—	—
Obligations under finance leases – non current	(1)	(2)	(1)
Net debt	(1,774)	(1,700)	(1,887)

1 The prior period net debt analysis has been re-presented to reclassify certain amounts between cash and cash equivalents and short term investments (see note 1).

14. RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES

	2009	2008	2008
	unaudited	unaudited	Full year
	£ m	re-presented	£ m
		£ m

Profit from operations – Continuing Operations	201	138	388
Profit from operations – Discontinued Operations	3	156	173

	204	294	561
Adjustments for:
Depreciation, amortisation and impairment	108	137	244
Restructuring	(1)	(5)	71
Non-trading items	(1)	5	(2)
Post retirement benefits	1	1	(3)
Additional funding of past service pensions deficit	—	(18)	(30)
Share compensation taken to reserves	14	9	31
IAS 39 adjustments	12	22	53
Other non-cash items	1	(4)	3

Operating cash flows before movements in working capital	338	441	928
Increase in inventories	(130)	(159)	(32)
Decrease/(increase) in receivables	45	61	(40)
(Decrease)/increase in payables	(141)	(65)	2

Net movement in working capital	(226)	(163)	(70)

Cash generated by operations	112	278	858
Interest paid	(80)	(116)	(165)
Interest received	15	11	26
Demerger financing costs	—	(53)	(53)
Income taxes paid – excluding disposals	(106)	(86)	(153)
Income taxes paid – disposals	(71)	(36)	(44)

Net cash (used in)/generated from operating activities	(130)	(2)	469

15. RECONCILIATION OF FREE CASH FLOW

Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and minority dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2009	2008	2008
	unaudited	unaudited	Full year
	£ m	£ m	£ m

Net cash (outflow)/inflow from operating activities	(130)	(2)	469
Add back:
Additional funding of past service pensions deficit	—	18	30
Demerger financing costs	—	53	53
Income taxes paid on disposals	71	36	44
Less:
Net capital expenditure	(161)	(214)	(482)
Net associate and minority dividends	—	—	10
Free cash (outflow)/Inflow	(220)	(109)	124

16. POST BALANCE SHEET EVENTS

There were no material events after the Balance Sheet date.

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

(a)	the condensed set of financial statements has been prepared in accordance with IAS 34 “Interim Financial Reporting”;

(b)	the half-yearly financial report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and their impact on the condensed set of financial statements and description of principal risks and uncertainties for the remaining six months of the year); and

(c)	the half-yearly financial report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Todd Stitzer Chief Executive Officer	Andrew Bonfield Chief Financial Officer
28 July 2009	28 July 2009

INDEPENDENT REVIEW REPORT TO CADBURY PLC (the “Company” or the “Group”)

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 which comprises the condensed consolidated: income statement, balance sheet, statement of recognised income and expense, cash flow statement, statement of changes in equity, segmental reporting and related notes 1 to 16. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditors
London, UK
28 July 2009